EXHIBIT 99.1

CENTRAL FUND OF CANADA SHAREHOLDERS OVERWHELMINGLY APPROVE ARRANGEMENT WITH SPROTT

ANCASTER, Ontario, and TORONTO, November 30, 2017 – Central Fund of Canada Limited (NYSE American: CEF) (TSX: CEF.A, CEF.U) ("CFCL" or “Central Fund”) and Sprott Inc. (TSX:SII) (“Sprott”), are pleased to announce that CFCL’s Class A and common shareholders have overwhelmingly approved the plan of arrangement involving Sprott and the new Sprott-managed Sprott Physical Gold and Silver Trust (the “Arrangement”) at CFCL’s special meeting of shareholders held earlier today. Of the total Class A shares voted, approximately 90.24% voted in favor of the Arrangement, including 90.23% of minority shareholders under Multilateral Instrument 61-101. Of the total common shares voted, 100% voted in favor of the Arrangement.

Pursuant to the Arrangement, Sprott will acquire the common shares of CFCL and the right to administer and manage CFCL’s assets, and move CFCL’s class A shareholders to the Sprott Physical Gold and Silver Trust.

“We are happy and appreciative that the Central Fund shareholders supported this significant transaction” said Barry R. Cooper, chairman of the Central Fund special offer committee.

“We appreciate that CFCL shareholders recognized the benefits of this transaction and the tremendous opportunity to unlock value,” said John Ciampaglia, CEO of Sprott Asset Management. “We look forward to welcoming all CFCL shareholders to our client base and working to provide them with outstanding client service.”

The Arrangement is expected to close in January 2018 subject to the satisfaction or waiver of the outstanding customary conditions to closing, including stock exchange and regulatory approvals.

About Central Fund

Central Fund of Canada Limited is a specialized investment holding company, established in 1961, which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At November 29, 2017, the Class A shares of Central Fund were backed 99.7% by gold and silver bullion. The Class A shares may be purchased or sold with ease on either the NYSE American (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

About Sprott

Sprott is an alternative asset manager and a global leader in precious metal and real asset investments. Through its subsidiaries in Canada, the US and Asia, the Corporation is dedicated to providing investors with best-in-class investment strategies that include Exchange Listed Products, Alternative Asset Management and Private Resource Investments. The Corporation also operates Merchant Banking and Brokerage businesses in both Canada and the US. Sprott is based in Toronto with offices in New York, Carlsbad and Vancouver and its common shares are listed on the Toronto Stock Exchange under the symbol (TSX:SII). For more information, please visit www.sprott.com.

Forward Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the completion, and timing of completion, of the Arrangement, the value of the units of Sprott Physical Gold and Silver Trust received by CFCL Class A shareholders under the Arrangement, and Sprott's objectives, strategies, intentions, expectations and guidance and future financial and operating performance including with respect to Sprott Physical Gold and Silver Trust. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of substantially all of the assets and liabilities of CFCL; that all required court, regulatory and stock exchange approvals for the Arrangement will be obtained and all other conditions to completion of the Arrangement will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to general global economic, market and business conditions; and court, regulatory and stock exchange requirements. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor CFCL assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law

Contact:

For CFCL:

Telephone: (905) 648-7878

Email: info@centralfund.com

For Sprott:

Glen Williams

Managing Director

Sprott

Direct: 416-943-4394

gwilliams@sprott.com

or

Dan Gagnier / Patrick Reynolds

Gagnier Communications

646-569-5897

sprott@gagnierfc.com